P.E. 2/11/02

02016036

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2002

Agnico-Eagle Mines Limited
(Translation of registrant's name into English)

401 Bay Street, Suite 2302, Toronto, Ontario M5H 2Y4

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]

Form 20-F X Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ____

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ____]

NEWS-RELEASE

Agnico-Eagle Mines Limited

Stock Symbols: AEM (NYSE)
AGE (TSE)

For further information:
Sean Boyd, President and CEO or
David Garofalo, V.P. Finance & CFO
(416) 947-1212

For Immediate Release:

AGNICO-EAGLE ANNOUNCES CLOSING OF CONVERTIBLE DEBENTURE OFFERING AND REDEMPTION OF OUTSTANDING CONVERTIBLE NOTES

Toronto (February 15, 2002) - **Agnico-Eagle Mines Limited ("Agnico-Eagle")** today announced that it has closed its public offering of US$125 million aggregate principal amount of 4.50% convertible unsecured subordinated debentures due 2012 underwritten by a syndicate led by Scotia Capital Inc. and co-managers National Bank Financial Inc., TD Securities Inc., CIBC World Markets Inc. and Research Capital Corporation. The syndicate has also exercised its over-allotment option in full to acquire an additional US$18.75 million of convertible debentures bringing total gross proceeds of the offering to US$143.75 million. The debentures are convertible, at the option of the holder, at any time on or prior to maturity into common shares of the Company at a conversion price of US$14.00 per share. The Company may redeem all or a portion of the debentures after four years.

The net proceeds to the Company, after underwriting commissions and issue expenses, are approximately US$138.7 million. Of this amount, US$120.9 million will be used to redeem in full the Company's convertible notes due 2004 and the balance will be used for general corporate purposes, which may include a repayment under the Company's revolving bank facility.

Agnico-Eagle also announced the redemption all of its outstanding convertible notes due 2004 and the discharge of its obligations under the indenture governing the 2004 notes. The redemption price of US$965.87 per US$1,000 principal amount of the 2004 notes is due and payable on the redemption date of March 18, 2002, and interest thereon will cease to accrue on and after the redemption date. A notice of redemption may be obtained from the Bank of Nova Scotia Trust Company of New York by contacting Warren Goshine at (212) 635-4432 or from Computershare Trust Company of Canada by contacting Marlon Reid at (416) 263-9316.

"With interest rates at 40-year lows, the refinancing of our convertible debentures has provided Agnico-Eagle with a long-term source of inexpensive financing", said Sean Boyd, President and Chief Executive Officer. "Agnico-Eagle is in the strongest financial position in its over 30-year history with available cash and bank credit lines of approximately US$130 million which puts us in an excellent position to continue to create value at LaRonde and pursue additional growth opportunities", added Mr. Boyd.

This press release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

Agnico-Eagle Mines Limited is an established Canadian gold producer with operations located principally in Northwestern Quebec and exploration and development activities in Canada and the Southwestern United States. Agnico-Eagle's operating history includes almost three decades of gold production primarily from underground mining operations. The Company is focused on an expansion program at LaRonde that is expected to increase annual gold production and reduce cash costs to produce an ounce of gold. Current proven and probable reserves stand at 3.3 million contained ounces, with an additional 4.5 million ounces in the mineral resource category at its LaRonde Mine.

- 30 -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED

Date: February 20, 2002

By: [signature]
Sean Boyd
President and Chief Executive Officer